

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2012

<u>Via E-mail</u>
MP Vijay Kumar
Chief Financial Officer
Sify Technologies Limited
Tidel Park, 2nd Floor
No. 4, Rajiv Gandhi Salai, Taramani
Chennai 600 113, India

> **Re:** **Sify Technologies Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2011**
> **Filed October 13, 2011**
> **Form 6-K Furnished October 26, 2011**
> **Form 6-K Furnished January 30, 2012**
> **Form 6-K Furnished March 22, 2012**
> **Form 6-K Furnished April 25, 2012**
> **File No. 000-27663**

Dear Mr. Kumar:

We have reviewed your letter dated April 2, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 23, 2012.

Form 20-F for the Fiscal Year Ended March 31, 2011

Item 18. Financial Statements

Note 3. Significant accounting policies

n. Revenue

(ii) Internet access services, page 119

1.   We note that your response to prior comment 4 focuses exclusively on the provision of
        bandwidth and the revenue recognition related to the consumption of bandwidth, i.e.,
        usage charges for access to the internet through the sale of cybercafé cards. However, it
        does not include any details related to the other subsequent services you provide. Please
        describe more specifically the type of services you provide in connection with backend
        support, the authentication/usage engine and the billing and collection system.
        Additionally, confirm whether there are specific fees charged for these services, separate
        from the initial non-refundable franchise fee, and how and over what period you
        recognize the related revenue.

Form 6-K Furnished March 22, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 34

2.   We note your response to prior comment 6. Please tell us what consideration you have
        given to paragraphs 42 through 50 of IAS 32. As part of your response, discuss how both
        criteria in paragraph 42 will be met for the receivables and payables that you intend to
        offset in connection with your customers/vendors both based in and outside India. Please
        let us know if there have been any updates since your last response.

Form 6-K Furnished April 25, 2012

3.   We note that in your reconciliation you continue to present your non-GAAP measure,
        "EBIDTA," before your GAAP measure, profit/(loss) for the period, as calculated under
        IFRS. Please consider revising your presentation in order to give the GAAP measure
        greater prominence by presenting your consolidated income statements as presented
        under IFRS and separately presenting your reconciliation of EBIDTA to your most
        directly comparable financial measure as presented under IFRS (i.e., profit/(loss) for the
        period). Please confirm that you will revise your presentation in future filings. Refer to
        Item 100(a)(1) and (2) of Regulation G.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief